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Mark J. Mihanovic Attorney at Law mmihanovic@mwe.com +1 650 815 7438

August 12, 2013

CONFIDENTIALLY VIA EDGAR AND HAND DELIVERY

Folake Ayoola, Esq.

Attorney-Advisor

Duc Dang, Esq.

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Premier, Inc.
Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
Submitted July 15, 2013
CIK No. 377-00204

Dear Ms. Ayoola and Mr. Dang:

On behalf of Premier, Inc. (the “Company” or “Premier”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter, dated July 31, 2013, relating to Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 submitted confidentially with the Commission on July 15, 2013.

The Company is concurrently submitting confidentially via EDGAR Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.  For your convenience, the Company is also delivering by hand a hard copy of this letter together with courtesy copies of the Amended Draft Registration Statement marked to show changes from the draft submitted confidentially on July 15, 2013.

For ease of review, we have set forth below each of the numbered comments of your letter in bold font and the Company’s responses thereto.  Capitalized terms used but not defined herein are used herein as defined in the Amended Draft Registration Statement.

U.S. practice conducted through McDermott Will & Emery LLP.

275 Middlefield Road Suite 100 Menlo Park California 94025-4004  Telephone: +1 650 815 7400  Facsimile: +1 650 815 7401  www.mwe.com

General

1.              Please fill in the blanks that appear throughout, if possible.

Response:   The Company notes the Staff’s comment and has filled in additional blanks in the Amended Draft Registration Statement to the extent practicable.  As information becomes available, the Company will fill in the remaining blanks in one or more subsequent pre-effective amendments.  In addition, the Company respectfully advises the Staff that it intends to include all of the information related to the Company’s fiscal year ended June 30, 2013 with its next pre-effective amendment, which will address a substantial number of the blanks which still appear in the Amended Draft Registration Statement.

GPO Participation Agreement, page 71

2.              Please clarify if the reference to “certain members” that operate their own GPOs refers to all members that operate their own GPOs.

Response:   In response to the Staff’s comment, the Company has revised its disclosures appearing on pages 12, 13, 26, 52, 72, 73, 81, 88, 95, 143 and 180 in the Amended Draft Registration Statement to remove the reference to “certain member owners” that operate their own GPOs and replace that reference with a specific number of member owners.

3.              Please revise to disclose the portion of the members that will be subject to the five year term and the portion that will be subject to the seven year term. You indicate that these agreements “generally” require member owners to designate you as their “primary GPO.”  Please clarify when the designation is not required and discuss the significance of the “primary GPO” designation.

Response:   In response to the Staff’s comment, the Company has revised its disclosures on pages 12, 26, 72, 95, 143 and 180 in the Amended Draft Registration Statement to specify the number of member owners that have entered into GPO participation agreements with an initial seven-year term as opposed to an initial five-year term.

With respect to the “primary GPO” designation, the Company respectfully advises the Staff that the GPO participation agreements do not define the term “primary.”  The Company believes that, at a minimum, the “primary GPO” designation means that no member owner will allow its applicable member facilities to spend more through any other GPO than it does through the Company’s GPO.  However, the Company does not believe this information is material to an investor’s understanding of the GPO participation agreement and accordingly has revised its disclosure on pages 12, 72, 95, 143 and 180 in the Amended Draft Registration Statement to delete this language.

4.              Please tell us whether the “distinguishing terms,” referenced in the second paragraph, represent a material deviation from the nature of the agreement as disclosed in the preceding paragraph.

Response:   The Company respectfully advises the Staff that the “distinguishing terms,” previously referenced in the second paragraph, do not represent a material deviation from the nature of the GPO participation agreement as disclosed in the preceding paragraph. In addition, the Company has revised its disclosures on pages 12, 72, 96 and 143 in the Amended Draft Registration Statement to further clarify that certain terms “vary from the standard form” of GPO participation agreement being entered into by the member owners in connection with the Reorganization and this offering.

Dilution, page 77

5.              We note your response to our prior comment 4. Given that the exchange of Class B shares for Class A doesn’t occur until the last day of the month in which your offering is consummated, we are unclear why you have assumed the conversion happens concurrently with your Reorganization and offering for purposes of calculating dilution. Please cite any guidance you have relied on in determining the appropriate presentation. To the extent you conclude that your presentation should be revised, please separately illustrate the dilutive impact of such exchange.

Response:   In response to the Staff’s comment, the Company has revised its disclosures on pages 78 and 79 in the Amended Draft Registration Statement to separately illustrate (i) the dilutive impact of this offering without assuming any exchange of Premier LP Class B common units for shares of Class A common stock on a one-for-one basis and (ii) the dilutive impact of this offering assuming the exchange of one-seventh of the Class B common units for shares of Class A common stock on a one-for-one basis.

Unaudited Pro Forma Consolidated Financial Information, page 79

6.              We note your response to our prior comment 5. We are unclear how you intend to account for the reorganization. Clarify for us whether you intend to account for the transaction as a reorganization of entities under common control, a non-substantive transaction, or a business combination under ASC Topic 805 with an entity other than Premier, Inc. identified as the acquirer, as all three alternatives appear to be addressed in your response. To the extent you intend to account for the transaction as a reorganization of entities under common control, tell us the specific entity you have identified as the controlling entity, and provide us with a detailed explanation as to how you determined that entity had control before and after the transaction.

Response:  The Company notes the Staff’s comment and would like to clarify that the Company intends to account for the Reorganization as a non-substantive transaction.  As a result, the amounts reflected in the financial statements of Premier, Inc. after the Reorganization will be reflected at their historical carrying amounts.

Because the economic interests of the member owners are identical immediately before and immediately after the Reorganization, the Company believes the Reorganization lacks economic substance.  As there is currently limited guidance on non-substantive transactions, the Company believes practice has been to follow the guidance in FTB 85-5 (which was not codified), which will result in the Reorganization being accounted for in a manner similar to a common control transaction. That is, as indicated above, the amounts reflected in the financial statements of Premier, Inc. after the Reorganization will be reflected at their historical carrying amounts. The Company believes the Reorganization will not qualify as a common control transaction because no individual member owner or subset of all of the member owners has a controlling financial interest in the Company prior to the Reorganization.

Footnote (2), page 84

7.              We note your response to prior comment 6. We remain unclear as to how the adjustments related to your election under Section 754 of the Internal Revenue Code and tax receivable agreement are factually supportable. Please address the following:

a. Explain to us in greater detail how you will determine each selling member owner’s tax basis in its Class B Common Units;

Response:  The Company notes the Staff’s comment and respectfully advises the Staff that the Company has revised its description of the computation of the adjustments in Footnote (2) to the pro forma financial statements set forth on pages 86 and 87 of the Amended Draft Registration Statement to more accurately reflect the computation of such adjustments. The revised description states that the Company will determine the adjustments in connection with the Section 754 election by first calculating the excess of each selling member owner’s and PHSI’s assumed selling price per Class B common unit over the share of Premier LP’s tax basis in its assets that is attributable to the Class B common units being sold. The Company will then allocate the aggregate excess among Premier LP’s assets following applicable tax regulations governing adjustments that result from the Section 754 election. The Company will determine each selling member owner’s share of the tax basis in Premier LP’s assets that is attributable to the Class B common units being sold by multiplying such member owner’s tax capital account balance as of the date of sale as maintained in Premier LP’s books and records by a fraction, the numerator of which is the number of Class B common units sold to the Company by such member owner, and the denominator of which is the number of Class B common units held by the selling member owner immediately prior to the sale.

b. We note that you will assume the selling price per Class B common unit will equal the price paid per share of Class A common stock. Tell us how this assumption is factually supportable. In your response, please tell us whether you have enforceable contracts in place supporting each member owners’ sale of Class B Common Units to you at the time of your offering;

Response: As noted on page 187 of the Amended Draft Registration Statement, each of the member owners has entered into a unit put/call agreement with the Company which will become effective upon the completion of the Reorganization and the offering. The unit put/call agreement grants the member owners the option, or put option, to require the Company to purchase Class B common units held by the member owners for a purchase price per unit equal to the price paid per share for Class A common stock at the time of the offering.  If the member owners do not exercise the put option, the Company has the right, or call option, to call the Class B common units of the member owners on the same terms as under the put option.

c. Explain to us in more detail the estimates the company will make to determine the tax liability before and after the deductions; and

Response:  The Company’s basis adjustment attributable to the sale of the Class B common units at the time of the offering under the Section 754 election will be estimated in the manner described in the Company’s response to comment 7(a) above. The Company’s basis adjustment attributable to future payments under the tax receivable agreement resulting from the sale of the Class B common units at the time of the offering will be estimated in a similar manner, with such future payments treated partly as interest and partly as additional selling price for the Class B common units sold by the selling member owners in the sale at the time of the offering. The Company will estimate the deductions attributable to these basis adjustments by applying tax amortization rules applicable to the assets to which the basis adjustments are allocated (generally, 15-year amortization of intangible assets). The Company will determine its net income subject to tax by subtracting the total amount of these deductions from the Company’s taxable income, which will consist almost entirely of its allocable share of Premier LP’s taxable income.

The Company can compute its reduction in tax liability attributable to the Section 754 election by multiplying the total amount of the deductions attributable to the Section 754 election by the Company’s marginal income tax rate. As set forth in Footnote (2), this computation of reduction in tax liability assumes (i) the highest statutory rates apportioned to each state and local tax jurisdiction, (ii) that there are no material changes in the relevant tax law, and (iii) that the Company earns sufficient taxable income in each year to realize the full tax benefit of the amortization of its assets. The Company notes that, historically, Premier LP’s taxable income has significantly exceeded the minimum amount that it believes will be needed (on a going forward basis) in order for the Company to be able to fully utilize the deductions attributable to the Section 754 election arising out of the sale at the time of the offering and the payments made under the tax receivable agreement attributable to such sale.

d. Finally, clarify for us how you concluded payment of the 85% of estimated tax benefits attributable to both adjustments made upon the initial sale and attributable to tax receivable agreement payments to be realized over a 15-year period are factually supportable. In your response, tell us how you considered the uncertainty pertaining to your member owners’ future abilities to realize such tax benefits, and potential changes to tax law, in arriving at your conclusions.

Response:  The Company respectfully submits that payments made by the Company under the tax receivable agreement depend on the Company’s—and not the member owners’—future ability to realize the tax benefits attributable to adjustments made upon the initial sale of Class B common units and attributable to tax receivable agreement payments to be realized over a 15-year period. The Company has noted in the Amended Draft Registration Statement (see pages 56, 86 and 87) that the estimate of such tax benefits is based on the assumption that the Company would have sufficient taxable income to fully utilize the deductions arising from the Section 754 election. As noted by the Company in its response to comment 7(c) above, historically Premier LP’s taxable income has significantly exceeded the minimum amount that it believes will be needed (on a going forward basis) in order for the Company to be able to fully utilize the deductions attributable to the Section 754 election arising out of the sale at the time of the offering and payments made under the tax receivable agreement attributable to the sale at the time of the offering by offset against the Company’s allocable share of Premier LP’s taxable income.

Given the inherent difficulty in anticipating future tax law changes, and consistent with applicable financial accounting standards, the Company decided to determine estimated tax receivable payments based on current law. Footnote (2) therefore states that the adjustments to the pro forma consolidated financial statements reflecting the expected increase in deferred tax assets resulting from the Section 754 election are calculated based on the assumption that there are no material changes in the relevant tax law. Furthermore, the Company has qualified each reference in the Amended Draft Registration Statement to the 15-year period over which tax receivable payments will be made to make clear that such period is based on current law (see pages 12, 14, 71, 73, 86 and 119).

Footnote (6), page 85

8.              We note your response to prior comment 8. Please disclose within your adjustment footnote gross administrative fees attributable to member owners based on purchasing by member owners’ facilities used to calculate the member owner revenue share for purposes of this adjustment. Further, please tell us how your adjustment will incorporate varying terms of your existing GPO participation agreements that will conflict with your GPO participation agreement but continue to remain in effect. Please also quantify the amount of gross administrative revenues that will be impacted by legacy GPO participation agreements.

Response:  In response to the Staff’s comment, the Company has included a summary of the gross administrative fees revenues attributable to member owners used to calculate the pro forma member revenue share, and the amount of gross administrative fees that will be impacted by the legacy GPO participation agreements in Footnote (6) appearing on pages 89 and 90 of the Amended Draft Registration Statement.

Further, in response to the Staff’s comment, the Company advises the Staff that all member owners will receive a 30% fee share as stipulated in their GPO participation agreements, as described in the Amended Draft Registration Statement. The Company further advises the Staff that the aforementioned varying terms relate to terms of the GPO participation agreements other than fee share percentage including, but not limited to, relief from the obligation to cause their member facilities to participate in our GPO programs, to comply with Premier policies and/or refrain from entering into contracts with Premier suppliers that exclude Premier’s involvement, and variances from the standard termination and participation provisions under the GPO participation agreements for certain member owners based upon regulatory constraints, pending merger and acquisition activity or other exigent circumstances affecting those member owners.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 91

Other Key Business Metrics, page 98

Adjusted EBITDA, page 104

9.              We note your inclusion of segment operating income in your MD&A. It appears that segment operating income is a non-GAAP measure in accordance with Item 10(e) of Regulation S-K. Please provide a reconciliation pursuant to Item 10(e) of Regulation S-K for your presentation of the non-GAAP financial measure of operating income pertaining to your supply chain and performance services segments. Additionally, please include all the disclosure items required for Item 10(e) of Regulation S-K as they pertain to segment operating income.

Response:    The Company notes the Staff’s comment and respectfully advises the Staff that in responding to the Staff’s comment 16 in the letter dated June 27, 2013, the Company inadvertently introduced the non-GAAP measure of segment operating income. The Company has revised its disclosures throughout the Amended Draft Registration Statement to remove the non-GAAP measure of segment operating income, and has now included a reconciliation of Segment Adjusted EBITDA to the GAAP measure of consolidated operating income on pages 25 and 103 in the Amended Draft Registration Statement. In addition, the Company has revised its definition of Segment Adjusted EBITDA as follows:

“We define Segment Adjusted EBITDA as the segment’s net revenue less operating expenses directly attributable to the segment excluding  depreciation and amortization, amortization of purchased intangible assets, merger and acquisition related expenses and non-recurring or non-cash items, and including equity in net income of unconsolidated affiliates.”

Comparison of Nine Months Ended March 31, 2013 and 2012, page 102

10.       We note your response to comment 14. Please disclose the portions of the increase that are attributable to new subscriptions and renewed subscriptions at higher rates or tell us why such disclosure is not material.

Response: In response to the Staff’s comment, the Company has revised its disclosure appearing on page 104 in the Amended Draft Registration Statement to reflect the increase in SaaS revenue that was a result of new subscriptions as well as renewed subscriptions at generally higher subscription prices.

11.       We note your response to comment 15. Please reflect the explanation from your response in the disclosure in this section or advise.

Response:   In response to the Staff’s comment, the Company has revised its disclosure appearing on page 105 in the Amended Draft Registration Statement to reflect the explanation included in our response to the Staff’s comment 15 in the letter dated June 27, 2013.

Business, page 124

Supply Chain Services, page 135

12.       Please provide more detail about your role in the administration and management of the multi-sourced or pre-commitment arrangements, if any, beyond the negotiation of the contracts with suppliers and service providers.

Response:  The Company respectfully advises the Staff that the Company has no involvement in the administration or management of multi-sourced, single-sourced or pre-commitment arrangements following the negotiation and execution of the contracts with the suppliers or service providers.

13.       Please discuss the fee sharing arrangements, if any, related to the partnerships with other organizations, including regional GPOs.

Response:  The Company respectfully advises the Staff that the fee sharing arrangements related to partnerships with other organizations, including regional GPOs, are determined in the same manner as the Company’s arrangements with its members generally.  Specifically, any fee sharing arrangement has depended, and will continue to depend, on whether the organization is a member owner or a non-owner member. As described in the Amended Draft Registration Statement, historically, the Company has not had a contractual requirement to pay revenue share to its member owners participating in its GPO programs, but has paid semi-annual distributions of partnership income, which approximated 70% of the gross administrative fees collected by Premier LP for the fiscal year ended June 30, 2012, based upon purchasing by such member owners’ member facilities through the Company’s GPO supplier contracts.  Alternatively, non-owner members have historically received a specified revenue share from the Company based on contractual terms equal to a percentage of gross administrative fees that the Company collected based upon purchasing by such non-owner members and their member facilities through GPO supplier contracts.

In connection with the Reorganization and this offering, the member owners have entered into GPO participation agreements with Premier LP, which will require Premier LP to pay revenue share to the member owners in an amount equal to 30% of all gross administrative fees collected by Premier LP based upon purchasing by such member owner’s member facilities through the Company’s GPO supplier contracts.  Non-owner members will continue to contractually receive revenue share in the same manner as they did prior to the Reorganization and this offering.

14.       Among your portfolio of group purchasing contracts, please clarify if any specific arrangement provides greater margins or is a more significant driver of your revenues relative to the other contracts. For instance, are you experiencing higher margins for members’ pre-commitment and single-sourced purchasing volumes when compared to your multi-sourced volumes?

Response:  The Company respectfully advises the Staff that it does not believe there is any meaningful or well-defined driver among the Company’s portfolio of group purchasing contracts (pre-commitment, single-sourced or multi-sourced) with respect to margin or revenue. The absence of any such driver is due to the variability of the overall contract terms within the Company’s portfolio of group purchasing contracts (which are negotiated on a contract-by-contract basis), including the term and pricing arrangements, as well as the actual volume levels purchased thereunder over the course of any such contract.  For that reason, the Company also advises the Staff that it does not internally track or evaluate its performance by contract type.

Financial Statements, page F-1

Premier Healthcare Solutions, Inc. — Year Ended June 30, 2012, page F-20

Consolidated Statements of Income, page F-23

15.       We note your response to prior comments 18 and 19. Given the apparent materiality of Net administrative fees and SaaS informatics products subscriptions to service revenues and overall net revenues for all periods provided, we are unclear how you determined it was not necessary to separately present these amounts on the face of your income statement. Please amend your filing to comply with Item 5-03(b) of Regulation S-X or explain to us why no revision is necessary.

Response:   In response to the Staff’s comment, the Company has amended the presentation of service revenue on the face of the Statements of Income and other disclosures related to service revenue in the Amended Draft Registration Statement to separately present net administrative fees and other services and support as separate components within service revenue. The Company respectfully advises the Staff that it has included revenue from its SaaS informatics products in other services and support revenue, as the Company continues to believe the classification of net revenues into service and product revenue on the face of the Statements of Income is appropriate and in compliance with Item 5-03(b) of Regulation S-X. The Company respectfully advises the Staff that it does not understand Item 5-03(b) of Regulation S-X to require that the specific sources of service revenue comprising greater than 10% of service revenue be separately presented.  Instead, the Company understands the guidance to require income derived from the subcaptions described under §210.5-03.1 that is greater than 10% of the sum of the items in revenue to be separately presented, rather than combined with another source.  Based on the Company’s sources of income, the Company believes that Item 5-03(b) requires the presentation of service and product revenue, which are the only two subcaptions of revenue for the Company described under §210.5-03.1.  The Company believes this is also consistent with the guidance in the Commission’s superseded Staff Training Manual, and respectfully advises the Staff that this topic is not discussed in the more recent Staff Financial Reporting Manual.

2. Significant Accounting Policies, page F-28

Revenue Recognition, page F-32

Service Revenue, page F-32

16.       We note your response to prior comment 21. We are unclear how you have determined that historical revenue share is not useful information to present to financial statement users. Please revise your MD&A to include a detailed discussion of historical net revenue share. Your disclosure should include, but not be limited to, gross administrative fees attributable to member owners, gross administrative fees attributable to non-member owners and net revenue share for each period presented.

Response:   In response to the Staff’s comment, the Company has revised its disclosures on pages 104, 108 and 112 in the Amended Draft Registration Statement to include a detailed discussion of historical gross administrative fees attributable to member owners and non-owner members and net revenue share for all periods presented.

17.       We note your response to prior comment 22. Please enhance your revenue recognition policy related to SaaS informatics to describe the activities that must take place during the implementation period and before the company begins recognizing revenue.

Response:    In response to the Staff’s comment, the Company has revised its disclosure regarding its revenue recognition policy related to SaaS informatics products appearing on pages 98, 122, 144 and F-33 in the Amended Draft Registration Statement to reflect the activities that take place during the implementation period.

3. Business Acquisitions, page F-37

18.       We note your response to prior comment 23. Please specifically highlight the inputs, processes, and outputs that existed when you acquired S2S Global and Commcare as outlined in ASC Topic 805-10-55-4. Further, please specifically address paragraphs 5-9 of ASC 805-10-55 in supporting your conclusion that such transaction met the definition of a business acquisition.

Response:  The Company respectfully advises the Staff that it has reviewed the guidance under ASC Topic 805-10-55-4, and notes that under the ASC 805 definition, a business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business.

The Company considered each of the elements of a business as described under the guidance as follows:

(i)                                     Paragraphs 55-4 and 55-5

a)             Input: Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, and the ability to obtain access to necessary materials or rights, and employees.

On the respective dates of acquisition of S2S Global and Commcare, the companies had economic resources that were used to generate revenues, including property and equipment and intangible assets (goodwill, customer list and trademarks). In addition, each of the businesses had employees at the respective dates of acquisition.

b)             Process: Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs.

At the respective dates of acquisition, each of the businesses had strategic, retail and marketing activities including order-taking, delivery and other operational processes including employees.

c)              Output: The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

ASC 805-10-55-4A notes that although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. However, both S2S and Commcare had outputs that resulted from the inputs and processes discussed in a) and b) above, which include revenues, inventory and other assets that generate economic benefits directly to their owners.

(ii)                                  Paragraph 55-6;

The nature of the elements of a business varies by industry and by the structure of an entity’s operations (activities), including the entity’s stage of development. Established businesses often have many different types of inputs, processes, and outputs, whereas new businesses often have few inputs and processes and sometimes only a single output (product). Nearly all businesses also have liabilities, but a business need not have liabilities.

At their respective dates of acquisition, both S2S Global and Commcare had liabilities including accounts payable, accrued liabilities and lines of credit.

(iii)                               Paragraph 55-7;

An integrated set of activities and assets in the development stage might not have outputs. If not, the acquirer should consider other factors to determine whether the set is a business.

This paragraph applies to development stage enterprises, and is therefore not applicable to either S2S Global or Commcare on their respective dates of acquisition.

(iv)                              Paragraph 55-8

Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.

The Company currently runs each of Commcare and S2S Global as individual businesses within its supply chain services segment.

(v)                                 Paragraph 55-9

In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business. However, a business need not have goodwill.

Commcare had pre-existing goodwill on its balance sheet on the date of acquisition.

Based on these facts and the Company’s interpretation of the requirements of ASC 805-10-55 paragraphs 5-9, the Company believes these acquisitions meet the definition of a business.

17. Segment Information, page F-45

19.       We have read your response to our prior comment 24. Given that you do not consider segment operating income to be an additional alternative measure of segment profit or loss, explain to us how you determined it would be appropriate to describe the measure in your financial statements.

Response:   In response to the Staff’s comment, the Company has revised its disclosures on pages F-16 and F-45 in the Amended Draft Registration Statement to remove the description of the non-GAAP measure of segment operating income.

* * *

In connection with our response to the Staff’s comments, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 650-815-7438 if we can provide any information or clarification in connection with this revised submission.

Sincerely,

/s/ Mark J. Mihanovic
Mark J. Mihanovic

cc:	Susan D. DeVore, President and Chief Executive Officer
Jeffrey W. Lemkin, General Counsel